SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of March 10, 2004

KLM ROYAL DUTCH AIRLINES
(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   X    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   X

INTRODUCTION
FORWARD LOOKING STATEMENTS
OPERATING AND FINANCIAL REVIEW
INFORMATION ON MAJOR SHAREHOLDERS
UNAUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2003
UNAUDITED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2003
UNAUDITED CASH FLOW FOR THE NINE MONTHS ENDED DECEMBER 31, 2003
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIGNATURES

• INTRODUCTION
• FORWARD LOOKING STATEMENTS
• OPERATING AND FINANCIAL REVIEW
• INFORMATION ON MAJOR SHAREHOLDERS
• UNAUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2003
• UNAUDITED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2003
• UNAUDITED CASH FLOW FOR THE NINE MONTHS ENDED DECEMBER 31, 2003
• NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
  STATEMENTS

INTRODUCTION

This report contains unaudited condensed consolidated interim financial statements (including the notes thereto) for the nine-month period ended as of December 31, 2003 and the related group financial review under generally accepted accounting principles in the Netherlands (Netherlands GAAP).

Unless otherwise specified or the context otherwise requires, “KLM”, “KLM Group” and “the Company” all refer to KLM Royal Dutch Airlines and its group companies.

FORWARD LOOKING STATEMENTS

This report contains, and the Company and its representatives may make, forward-looking statements within the meaning of the U.S. Private Securities Litigation Act of 1995, either orally or in writing, about the Company and its business. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms. These forward-looking statements are based on current expectations, estimates, forecasts, and projections about the industries in which the Company operates, management’s beliefs and assumptions made by management about future events. Any such statement is qualified by reference to the following cautionary statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the Company’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including:

• the proposed combination with Air France, including such factors as the risk that Air France and KLM will not be integrated successfully, the ability of Air France to develop an integrated strategy for the combined group and changing relationships with customers, suppliers and strategic partners;
• the airline pricing environment;
• competitive actions taken by other airlines;
• general economic conditions;
• changes in foreign exchange rates and jet fuel prices;
• governmental and regulatory actions and political conditions;
• developments affecting labor relations or the Company’s airline partners;
• the outcome of any material litigation;

• the future level of air travel demand;
• the Company’s future load factors and yields;
• industrial actions or strikes by our employees, employees of the combined group following the proposed combination of Air
  France and KLM or employees of our suppliers or airports; and
• the many effects on the Company and the airline industry from terrorist attacks, the possibility or fear of such attacks and the threat or outbreak of epidemics, hostilities or war, including the adverse impact on general economic conditions, demand for travel, the costs for security, the cost and availability of aviation insurance coverage and war risk coverage and the price and availability of jet fuel.

Developments in any of these areas, as well as other risks and uncertainties detailed from time to time in the documents the Company files with or furnishes to the U.S. Securities and Exchange Commission, could cause actual outcomes and results to differ materially from those that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in the Company’s Securities and Exchange Commission filings, including the Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OPERATING AND FINANCIAL REVIEW

The Company’s operating environment in the nine months ended December 31, 2003 remained challenging.

Operating revenues declined by 12 percent compared to the corresponding period in 2002. This decline was in part due to the aftermath of the SARS outbreak.

Operating income for the nine-months ended December 31, 2003 was € 94 million, a decrease of € 25 million (21 percent) from € 119 million for the same period in 2002, arising from a decrease of operating revenues of € 608 million, which was in part compensated by a level of operating expenses that was € 583 million lower than in the same period in 2002.

Total operating expenses for the nine months ended December 31, 2003 were € 4,406 million compared to € 4,989 million in the corresponding period of 2002. This 12 percent decrease was primarily due to:

• the weakening of the US dollar in relation to the euro;
• a decrease in capacity levels;
• the effects of the sale of KLM UK’s low cost operation Buzz in April 2003; and
• initial effects of KLM’s structural cost savings program, which was initiated in May 2003.

Salaries and benefits for the nine-months ended December 31, 2003 increased by only €26 million, or 2 percent, from the corresponding period in 2002, reflecting the combined effect of increases in wages and pension costs and a reduction in employee numbers. In addition, the costs of materials and consumables for this period were €265 million, a €85 million (24 percent) decrease from the corresponding period in 2002, mainly due to the effects of a lower US dollar/euro exchange rate. Commercial costs for this period were €276 million, a decrease of €116 million, or 30 percent, from the corresponding period in 2002, as a result of a decrease in passenger traffic revenues and lower sales commissions paid to travel agents. Fuel costs for this period decreased by €98 million, or 15 percent, from the corresponding period in 2002, as increases in aircraft fuel prices were offset by a decrease in volumes and a lower US dollar/euro exchange rate.

In the nine months ended December 31, 2003 pre-tax income was positively influenced by the sale of holdings, due to the sale of the Company’s stake of 9 percent in TUI Nederland N.V. for €6 million. Furthermore, the Company released €6 million from provisions, relating to holdings that have been sold in the past few years. These provisions were initially set up to cover any warranties made by the Company that survived subsequent to such sales.

Net income for the nine months ended December 31, 2003 amounted to €44 million, or €0.97 per common share, as compared with a net income of €31 million, or €0.67 per common share for the same period in 2002.

Cash flow from operating activities for the nine months ended December 31, 2003 was €277 million positive, as compared with €569 million for the same period in previous year. The figure for the nine months ended December 31, 2002 reflected a temporary deterioration of working capital in the third quarter of fiscal year 2002/03, which was partially offset by an opposite trend in the last quarter of that fiscal year. Net cash outflow for the nine months ended December 31, 2003 amounted to €366 million, as compared with €511 million for the same period in 2002. The latter figure reflected the impact of KLM’s fleet renewal program. Financing cash flow for the nine months ended December 31, 2003 was €221 million positive, as compared with an outflow of €136 million in the same period in 2002, reflecting the net effect of the repayment of long-term debt with respect to financial leases and the funding of new aircraft.

In April 2003, KLM took the first step in implementing phase one of its intercontinental fleet renewal program when two new Boeing 747-400ER freighters entered KLM’s fleet, replacing two 747-300 freighters. The first phase, which runs until February 2005, consists of replacing Boeing 747-300 aircraft with 10 Boeing 777-200ER aircraft and three Boeing 747-400ER freighters. The last Boeing 747-300 was retired from KLM’s fleet on December 3, 2003. On October 25, 2003, KLM welcomed its first Boeing 777-200ER, which started operating on the Amsterdam-Toronto route. In total, KLM took delivery of four Boeing 777-200ER aircraft by December 31, 2003.

Due to changing market circumstances, KLM delayed phase two of its fleet renewal program, which is now due to start in April 2005 and is now anticipated to run until calendar year 2012. As a consequence, KLM will delay the phasing out of its MD-11 aircraft (which is the youngest aircraft type of the three that are part of the renewal program) from 2008 to 2012 and therefore defer capital expenditure requirements in excess of € 1 billion.

In December 2003, KLM sold two of its Boeing 747-300 aircraft. Three Boeing 747-300s were returned to the lessor during the third quarter under standard terms. During the third quarter Transavia completed the sale of three Boeing 757-200 aircraft. Furthermore two Boeing 737-700 aircraft entered into Transavia’s fleet during the third quarter.

On April 11, 2003, the Company sold KLM uk’s low fare business, buzz, to Ryanair. Under Netherlands GAAP, the Company recorded a loss of €9 million in fiscal year 2002/03 to reflect the net effect of sales proceeds to be received from Ryanair, costs arising from arrangements under the Buzz sales agreement (which can be characterized as impairment losses on certain fleet assets) and staff redundancies costs to be borne by KLM uk in connection with the transaction.

On May 8, 2003, the Company announced its plans to implement a structural cost savings program, aimed at an operating income improvement of €650 million and a reduction of 4,500 full-time employee equivalents as from April 1, 2005. As at December 31, 2003, €125 million of cumulative cost savings, which include a reduction of almost 2,600 full time employee equivalents, had been realized. The company recorded a reorganization provision of €75 million in fiscal year 2002/03 of which €11 million had been used at December 31, 2003. The main part of the costs relates to employee termination benefits. This restructuring provision is expected to be used as follows: €38 million by the Passenger business, €14 million by the Cargo business, €9 million by the Engineering and Maintenance business and €14 million by the Other business segment.

On September 30, 2003 Air France and KLM announced that they expected to conclude an agreement that would lead to the creation of Europe’s leading airline group through a share exchange offer by Air France for KLM common shares. On October 16, 2003, Air France and KLM entered into a framework agreement, which contains the terms of the offer, the combination and related transactions.

Litigation

We and our consolidated holdings are involved in various legal actions. Although we cannot predict the outcome of these actions, on the basis of information currently available and views expressed by counsel, KLM does not expect their outcome to adversely affect our financial position to any material degree.

Hall case

In June 2000, a purported antitrust class action was filed in federal court in North Carolina by a North Carolina travel agent, on behalf of herself and all similarly situated travel agents in the United States, challenging actions by most major U.S. airlines to reduce travel agent base commissions from 8% to 5%. On November 13, 2001, the Court granted the plaintiff’s motion to amend the complaint to include allegations that other commission reductions were the result of unlawful agreements among the airline defendants, and to add several international airlines as defendants, including KLM. On September 18, 2002, the Court entered an order granting the plaintiffs’ motion for class certification. On October 30, 2003, the Court granted summary judgment against the plaintiff class, dismissing all claims asserted against KLM and most other defendants. The plaintiffs have appealed to the United States Court of Appeals for the Fourth Circuit. We believe that the case is without merit and intend to continue defending against the claim.

Tam Travel case

On April 9, 2003, a similar antitrust complaint was filed against us, together with 11 U.S. airlines and 8 other international airlines, in the federal district court located in Oakland, California. This case, referred to as the Tam Travel case, was filed on behalf of approximately 50 travel agents who elected to withdraw from the class of plaintiffs in the above mentioned Hall case. The allegations in the Tam Travel case are fundamentally similar to the Hall case; the plaintiffs allege that the defendant airlines conspired to reduce and ultimately eliminate base commissions paid to travel agents. On November 10, 2003, the Judicial Panel on Multidistrict Litigation transferred the Tam Travel case, together with two other similar cases in which KLM is not a defendant, to the federal district court located in Youngstown, Ohio. Certain defendants have requested that the Tam Travel case be stayed until the appeal in the Hall case is decided. The judge has not yet acted on this request. We believe this case is also without merit, and we intend to defend ourselves against the claim.

	Nine months ended	Nine months ended
Airline operating data	December 31, 2003	December 31, 2002

KLM
Traffic (in millions of RTKsa)	7,587	7,680
Capacity (in millions of ASKsb)	9,597	9,749
Load factor (%)	79.1	78.8
PASSENGER BUSINESS
Traffic (in millions of RPKsc)	43,329	45,379
Capacity (in millions of ASKsd)	54,136	56,552
Passenger load factor (%)	80.0	80.2
CARGO BUSINESS
Traffic (in millions of RTFKse)	3,262	3,150
Capacity (in millions of ATFKsf)	4,489	4,377
Cargo load factor (%)	72.7	72.0
TRANSAVIA
Traffic (in millions of RPKs)	6,431	7,120
Capacity (in millions of ASKs)	8,408	9,110
Passenger load factor (%)	76.5	78.2

[a] RTK = Revenue ton-kilometer
[b] ATK = Available ton-kilometer
[c] RPK = Revenue passenger kilometer
[d] ASK = Available seat kilometer
[e] RTFK = Revenue freight ton-kilometer
[f] ATFK = Available freight ton-kilometer

INFORMATION ON MAJOR SHAREHOLDERS

The table below sets forth, as of the date of this report, the number of shares of our common shares held by the only persons known by us to own beneficially more than 5% of our common shares.

	Number of Shares	Percentage of Outstanding KLM
Identity of Person of Group	Owned	Common Shares

Donald Smith & Co. (1)	3,680,530	7.9%
Brandes Investment Partners, LLC (2)	2,371,290	5.4%

Neither Donald Smith & Co. nor Brandes Investment Partners, LLC has voting rights different from other holders of KLM common shares.

(1)	Based on a Schedule 13G filed with the SEC on January 23, 2004, Donald Smith & Co., an investment advisor and Delaware corporation, owns the common shares listed above on behalf of advisory clients.

(2)	Based on a Schedule 13G filed with the SEC on February 17, 2004, Brandes Investment Partners, LLC, an investment advisor registered under the Investment Advisors Act of 1940, is the beneficial owner of the common shares listed above, but only as a member of a group. The Schedule 13G was filed by Brandes Investment Partners, LLC, its control persons and its holding company. The other members of the group are as follows: Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby. The other members of the group disclaim any direct ownership or beneficial interest as to the shares reported in the Schedule 13G, except for an amount equal to substantially less than one percent of the shares reported.

According to an amended Schedule 13G filed with the SEC on September 10, 2003 by AXA Financial Inc., on behalf of AXA Financial Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurances Mutuelle and AXA, the 12.3% percentage ownership of our total common shares outstanding that were held in unaffiliated third-party client accounts managed by Alliance Capital Management L.P., a majority-owned subsidiary of AXA Financial Inc., as reported in our last annual report on Form 20-F, have been disposed of. Alliance Capital Management L.P. no longer holds any of our common shares.

In addition, Capital Group International, Inc., which had owned 8.6% of our common shares outstanding as of February 14, 2002, reported in an amended Schedule 13G filed with the SEC on February 11, 2003 that it had disposed of its entire holding.

UNAUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2003

(in millions of euro)	Note[g]	December 31, 2003			March 31, 2003

Fixed assets
Intangible fixed assets		56		66
Tangible fixed assets	6	5,076		4,982
Financial fixed assets		1,130		1,289

			6,262		6,337
Current assets
Operating supplies		232		222
Accounts receivable	7	785		998
Cash and marketable securities		740		608

		1,757		1,828
Current liabilities	1	1,870		2,190

Current assets less current liabilities			(113)		(362)

Assets less current liabilities			6,149		5,975

Long-term debt
Subordinated perpetual debt		500		544
Other long-term debt		3,693		3,427

	2		4,193		3,971
Provisions	3		267		271
Deferred credits	4		187		256
Group equity	5		1,502		1,477

			6,149		5,975

[g] The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2003

		Nine months ended
		December 31,

(in millions of euro, except per share data)	Note[h]	2003	2002

Operating revenues	8	4,500	5,108
Operating expenses	9	4,406	4,989

Operating income	10	94	119
Financial expense		(65)	(80)
Results on sale of assets		5	(3)
Results of holdings	11	10	6
Results on sale of holdings	12	12	5

Pretax income		56	47
Taxes		(12)	(16)

Net income		44	31

Net income per common share (in euro)i j:
- Basic		0.97	0.67
- Diluted		0.97	0.67
Dividend declared per share		—	—
Average number of common shares outstanding (in thousands)[k]:
- Basic		44,188	45,084
- Diluted		44,188	45,084

[h] The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.
[i] After taking into account the rights of holders of priority shares, cumulative preference shares A and cumulative preference shares C.
[j] As of March 31, 2003 earnings per share calculations are exclusive of any shares held by KLM. Outstanding shares used for the   earnings per share calculations are based on the weighted average outstanding shares during the interim periods. The earnings per share   figures for the nine months ended December 31, 2003 have been adjusted for comparative purposes.
[k] Excluding shares held by KLM.

UNAUDITED CASH FLOW FOR THE NINE MONTHS ENDED DECEMBER 31, 2003

		Nine months ended

			December 31,
(in millions of euro)	Note[l]	2003	2002

Net income		44	31
Depreciation		325	365
Changes in provisions		9	28
Changes in operating working capital		(15)	179
Results of holdings		(10)	(6)
Results on sale of holdings		(12)	(5)
Other changes		(64)	(23)

Cash flow from operating activities		277	569
Net capital expenditures on intangible fixed assets		(4)	(20)
Net capital expenditures on tangible fixed assets	13	(374)	(457)
Net capital changes in holdings		9	(34)
Changes in the group of consolidated holdings		3	—

Cash flow from investing activities		(366)	(511)
Cash flow from financing activities		221	(136)

Changes in cash		132	(78)

[l] The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

These unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2003 should be read in conjunction with KLM’s audited consolidated financial statements included in its Annual Report on Form 20-F/A for the year ended March 31, 2003. These unaudited condensed consolidated interim financial statements for nine months ended December 31, 2003 have been prepared on a basis consistent with accounting policies and procedures applied in KLM’s audited consolidated financial statements included in its annual report on Form 20-F/A for the year ended March 31, 2003. They reflect all normal and recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial condition, results of operations and cash flows of KLM and its subsidiaries for the period presented. Figures for the year ended March 31, 2003 are derived from the audited consolidated financial statements included in its Annual Report on Form 20-F/A for the year ended March 31, 2003.

The results of the nine months ended December 31, 2003 are not necessarily indicative of the results of the operations for the full year ending March 31, 2004.

These unaudited condensed consolidated interim financial statements do not include all of the information and notes required by Netherlands Generally Accepted Accounting Principles for complete financial statements.

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

1. Current liabilities

	December 31,	March 31,
(in millions of euro)	2003	2003

Current maturities of long-term debt	187	316
Unearned revenues	544	548
Creditors	439	532
Accruals and other current liabilities	646	765
Taxes	54	29

	1,870	2,190

2. Long term debt

	December 31,	March 31,
(in millions of euro)	2003	2003

Perpetual debt
Subordinated perpetual loans	500	544
Other long-term debt
Bank loans	20	21
Financial lease commitments	3,423	3,295
Other loans	437	427

	3,880	3,743
Of which maturing within one year	(187)	(316)

	4,193	3,971

The increase of financial lease commitments relates to newly attracted funding for aircraft which entered into KLM’s fleet during the nine months ended December 31, 2003.

3. Provisions

	December 31,	March 31,
(in millions of euro)	2003	2003

Post retirement health costs	70	69
Early retirement costs	27	31
Other staff commitments	75	72
Frequent flyer program	27	24
Reorganization and restructuring	64	75
Other provisions	4	—

	267	271

KLM operates a frequent flyer marketing program under which mileage credits are earned by flying KLM or its alliance partners and by using the services of participating non-airline partners.

Under the frequent flyer program, miles earned are accumulated in an account for each member. These earned miles do not expire. Mileage credits can be redeemed for free or upgraded travel on KLM and other participating airlines or for other non-flight awards.

KLM accounts for its frequent flyer obligation on an accrual basis using the incremental cost method. For expected use of earned miles in flight awards KLM includes board supplies (food, beverages, newspapers), fuel and passenger insurance in its incremental cost calculation. The costs of board supplies are based on average cost per passenger calculated on an annual basis. The incremental fuel cost per mile is calculated on the basis of a technical formula to determine the average fuel cost per kg carried on board. Estimated average fuel prices and average weights of passenger and luggage are used in the calculation of the incremental cost per award and per earned mile equivalent. Incremental costs of non-flight awards are calculated as the average expected out-of-pocket expense charged to KLM by the third party suppliers of such awards to members of the program.

KLM sells mileage credits to the other companies participating in the program. The proceeds from the miles sold represent the compensation paid to KLM by the non-airline partners for miles actually earned by members of the frequent flyer program on their use of the services of these non-airline partners. Following the recommendations included in International Air Transport Association (IATA) Airline Accounting Guideline 2, “frequent flyer program accounting”, as the non-airline partners do not represent a significant part of the overall throughout of the frequent flyer program (currently 3%), the proceeds from the miles sold are recognized as income when the miles are earned by the members although an amount equivalent to the incremental cost of honoring those mileage credits is deferred.

4. Deferred credits

	December 31,	March 31,
(in millions of euro)	2003	2003

Investment incentive grants	16	20
Deferred gains on sale and lease back transactions of aircraft	67	78
Deferred benefits regarding finance lease arrangements for aircraft	104	158

	187	256

Deferred credits relate to investment incentive grants, deferred gains on sale and lease back transactions of aircraft and benefits regarding finance lease arrangements for aircraft. Deferred credits with respect to investment incentive grants are carried at face value and are credited to depreciation charges in accordance with the economic life of the related tangible fixed assets. Deferred credits with respect to sale and lease back transactions are initially established at face value and are credited to operational aircraft lease expenses over the remaining life of the associated operating lease contracts. Deferred credits with respect to benefits regarding finance lease arrangements for aircraft (see below) are initially established at present value and credited to financial income and expense over the remaining term of the associated finance lease contracts.

KLM entered into several structures for finance leased aircraft. Typically, an aircraft is purchased (and capitalized) by KLM and paid for in cash. Subsequently KLM establishes a finance lease structure by selling the aircraft to a Special Purpose Entity (the “SPE”) and leasing it back from the SPE through a finance lease. KLM attracts funding through the SPE using a leveraged lease structure involving a lessor and one or more financial institutions. The lessor in general provides funding through a “zero coupon loan” with an interest rate implicit in the loan, which is lower than the market interest rates applicable to KLM.

The net present value of payments due to financial institutions discounted at the market interest rate is presented under loans together with the face value of the “zero coupon loan” and debited against cash.

Subsequently, the difference between the face value of the “zero coupon loan” and the value of that loan discounted at market interest rates (the “discount’) is recognized in the balance sheet under “deferred benefits”. The deferred benefits are credited against interest charges over the term of the financial lease structure.

5. Group equity

	December 31,	March 31,
(in millions of euro)	2003	2003

Stockholders’ equity	1,501	1,476
Share of third parties	1	1

Group equity	1,502	1,477

Changes in stockholders' equity	Priority	A-cum.	C-cum.	Common	Paid-in	Other	Stock-holders'
(in millions of euro)	shares	shares	shares	shares	surplus	reserves	equity

Balance at March 31, 2003	—	18	14	94	474	876	1,476
Distribution to shareholders						(6)	(6)
Allocation from net income						44	44
Exchange rate differences/other						(13)	(13)
Balance at December 31, 2003	—	18	14	94	474	901	1,501

Movements with respect to exchange rate differences/other relate to exchange rate differences arising on the translation of KLM’s share in equity and results of foreign holdings and movements in other reserves with respect to the valuation of financial instruments that qualify as cash flow hedges under SFAS 133/138.

6. Commitments and contingent liabilities

Commitments for tangible fixed assets on order or under construction

As of December 31, 2003, KLM had commitments in respect of previously placed orders of €589 million, of which €544 million related to aircraft. The remainder of the commitments as of December 31, 2003 amounted to €45 million and related to other tangible fixed assets.

In the nine-month period ended December 31, 2003 KLM made prepayments of €360 million in respect of the purchase of fleet aircraft, which prepayments were capitalized under tangible fixed assets. In the same period aircraft representing a value of €244 million were delivered and taken into use.

Contingent liabilities regarding fleet retirement

For a number of aircraft held under operating leases, KLM has a contractual obligation to the lessor to return the aircraft in accordance with an agreed maintenance state. Any costs incurred for the fulfillment of this obligation will depend in part on the flight hours of the aircraft to the end of fiscal year 2006/07 and are currently estimated at approximately € 50 million. As of December 31, 2003 a total amount of € 13 million had been provided for in this respect.

Litigation

We and our consolidated holdings are involved in various legal actions. Although we cannot predict the outcome of these actions, on the basis of information currently available and views expressed by counsel, KLM does not expect their outcome to adversely affect its financial position to any material degree.

Rental agreements

As of December 31, 2003 KLM had long-term rental commitments amounting to €1,409 million, which are due within the following periods:

	Operating leases
(in millions of euro)	of aircraft	Rental of buildings

1 - 12 months	167	37
> 12 - 24 months	187	26
> 24 - 36 months	166	24
> 36 - 48 months	137	20
> 48 – 60 months	89	17
> 60 months	320	219

	1,066	343

Guarantees

Guarantees have been provided up to an amount of €125 million, €98 million relates to various guarantees provided by KLM to third parties on behalf of consolidated holdings. These guarantees mainly relate to financial lease commitments (€53 million), passenger handling (€44 million), bank guarantees (€17 million), guarantees for personnel mortgages (€6 million) and some other small guarantees (€5 million). Except for the financial lease commitments no obligation has been recorded in relation to these guarantees. Guarantees were further provided for a number of consolidated holdings in accordance with Article 403, Book 2, of The Netherlands Civil Code. This information is part of the information on capital interests, which has been filed with the Trade Register of the Chamber of Commerce in Amsterdam. The debts of these companies, which have been included in KLM’s consolidated balance sheet as of December 31, 2003, amounted to €70 million.

7. Accounts Receivable

The accounts receivable balance has decreased when compared to March 31, 2003 due to the seasonality associated with the airline industry, as described in our annual report on Form 20-F/A.

8. Operating revenues

	Nine months ended
	December 31,

(in millions of euro)	2003	2002

Traffic revenues	3,999	4,556
Other revenues	501	552

	4,500	5,108

9. Operating Expenses

	Nine months ended
	December 31,

(in millions of euro)	2003	2002

Salaries and benefits	1,444	1,418
Aircraft fuel	577	675
Materials and consumables	265	350
Commercial costs	276	392
Landing fees and navigation charges	389	416
Third-party handling costs	165	168
Work by third parties	325	394
Depreciation	325	365
Operational aircraft lease expenses	128	129
Cost of housing, vehicles and inventories	101	113
Commercial cooperation	37	90
Ad hoc aircraft and truck rentals	67	77
Long term property rentals	25	24
Hired personnel	51	81
Other operating expenses	231	297

Total operating expenses	4,406	4,989

10. Operating income

Business segmentation for the nine months ended December 31, 2003:

				Charter/
(in millions of euro)	Passenger	Cargo	E&M	Low Cost	Other	Elimination	Total

Operating revenues	3,155	776	607	361	226	(625)	4,500
Operating expenses	3,013	725	599	332	362	(625)	4,406

Operating income	142	51	8	29	(136)	—	94

Business segmentation for the nine months ended December 31, 2002:

				Charter/
(in millions of euro)	Passenger	Cargo	E&M	Low Cost	Other	Elimination	Total

Operating revenues	3,486	827	722	408	272	(607)	5,108
Operating expenses	3,335	757	696	367	441	(607)	4,989

Operating income	151	70	26	41	(169)	—	119

11. Results of Holdings

Holdings refer to equity interests in which KLM has a significant influence.

12. Results on sale of holdings

Results on sale of holdings relate to the sale of KLM’s 9 percent in TUI Nederland N.V. (€6 million). Furthermore, KLM released €6 million from provisions, relating to holdings that have been sold in the past few years. These provisions were initially set up to cover any warranties made by the Company that survived subsequent to such sales.

13.     Cash Flow Statement

Net capital expenditures on tangible fixed assets for the nine months ended December 31, 2003 include the purchase of four Boeing 777-200ER aircraft, two Boeing 747-400ER freighters and two Boeing 737-700 aircraft. Three Boeing 757-200 aircraft and five Boeing 747-300 aircraft were sold during that period. Prepayments were made on one Boeing 747-400ER freighter and six A330-220 aircraft during that period.

14. U.S. GAAP information

Netherlands GAAP applied in the preparation of KLM’s unaudited condensed consolidated financial statements vary in certain significant aspects from generally accepted accounting principles in the United States (US GAAP). With respect to the nature of the differences between Netherlands GAAP and US GAAP, see note 28 to our annual consolidated financial statements in our annual report on Form 20-F/A for the fiscal year ended March 31, 2003 filed with the SEC on January 12, 2004.

Subsequent to March 31, 2003, there are no new reconciling items identified other than those disclosed in our Form 6-K filed with the SEC on December 30, 2003 for the six months period ended September 30, 2003.

This report is unaudited.

Amstelveen, March 10, 2004	The Board of Managing Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: March 10, 2004	By	/s/ R.A. Ruijter

	Name	: R.A. Ruijter
	Title	: Managing Director & CFO

	By	/s/ J.E.C. de Groot

	Name	: J.E.C. de Groot
	Title	: SVP & General Secretary